Biotricity Inc.

275 Shoreline Drive, Suite 150

Redwood City, California 94065

(416) 214-3678

March 20, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso,

Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-210933

Ladies and Gentlemen:

We are writing to inform you that we have engaged Sichenzia Ross Ference Kesner LLP (“SRFK”) to represent us in connection with the Registration Statement. Please feel free to discuss the Registration Statement with SRFK, including Gregory Sichenzia and David Manno.

Thank you for your attention to this.

Very truly yours,
/s/ Waqaas Al-Siddiq
Waqaas Al-Siddiq
Chief Executive Officer